

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2011

Via E-mail
Glenda Flanagan
Chief Financial Officer
Whole Foods Market, Inc.
550 Bowie St.
Austin, TX 78703

> **Re:** **Whole Foods Market, Inc.**
> **Form 10-K for the Fiscal Year Ended September 26, 2010**
> **Filed November 24, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 18, 2011**
> **File No. 000-19797**

Dear Ms. Flanagan:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the Tandy representations were provided by counsel on behalf of the company. Please submit a separate letter on EDGAR from an authorized representative of the company with the requested acknowledgments, or include such representations from the company in your next response letter.

Form 10-K for the Fiscal Year Ended September 26, 2010

Item 1A. Risk Factors, page 10

2. We note your response to comment three in our letter dated June 7, 2011. Please further revise your risk factor subheadings to ensure that each subheading specifically

describes the effect of the risk described on your business. By way of example only, please revise the following risk factor subheadings:

- "We may experience fluctuations in our quarterly operating results" on page A-2;

- "Our stock price has been volatile and may fluctuate for reasons unrelated to our operating performance" on page A-2;

- "Future events could result in impairment of long-lived assets" on page A-3; and

- "We have significant lease obligations" on page A-4.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 13

Cash Compensation, page 14

3. We note your response to comment six in our letter dated June 7, 2011. Please revise to disclose the "certain adjustments" made to both net operating profit after taxes to arrive at the "NOPAT" measure and invested capital to arrive at the "NOPAT ROIC" measure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Legal Branch Chief